Exhibit 99.4

Consent of Independent Auditor

We consent to the incorporation by reference in Registration Statement No. 333-260190 on Form S-8 and Registration Statements Nos. 333-237989, 333-258201 and 333-266292 on Form F-3 of our report dated April 27, 2022, relating to the financial statements of SportsHub Games Network, Inc. and Subsidiaries for the year ended December 31, 2020 included in this proxy statement of SharpLink Gaming Ltd., filed as an exhibit to this Form 6-K of SharpLink Gaming Ltd.

/S/ RSM US LLP

Minneapolis, Minnesota

November 7, 2022